SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

UGC Europe, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
90268P 10 2 (CUSIP Number)

Michelle L. Keist
UnitedGlobalCom, Inc.
4643 S. Ulster Street, Suite 1300
Denver, CO 80237
(303) 770-4001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 18, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 90268P 10 2	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) UnitedGlobalCom, Inc. 84-1602895

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* 00

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF Shares		7.	SOLE VOTING POWER 50,059,235(1)
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER
REPORTING
PERSON With		9.	SOLE DISPOSITIVE POWER 50,059,235(1)

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,059,235(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT.

(1)
Some of the shares of Issuer Common Stock are held by wholly-owned subsidiaries of the Reporting Person.

CUSIP No. 90268P 10 2	13D	Page 3 of 4 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is deleted in its entirety and replaced with the following:

On September 3, 2003, UnitedGlobalCom, Inc. (the "Reporting Person") acquired 33,337,436 shares of the Issuer's common stock as a result of the Restructuring. Pursuant to the Restructuring, the Reporting Person received its shares in the Issuer in exchange for the value of securities the Reporting Person held in UPC. The Restructuring is more fully described in the second amended disclosure statement, dated January 7, 2003 filed by UPC and the Issuer, together with Annex A (second amended plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code) and Annex B (Akkoord (as revised)), filed as an exhibit to UPC's Form 8-K dated January 9, 2003 (File No. 000-25365).

On December 18, 2003, the Reporting Person acquired an additional 13,043,444 shares of the Issuer's common stock (including 818,167 shares subject to guaranteed delivery) as a result of the exchange offer described in Item 4 below. On December 19, 2003, the Reporting Person completed the short-form merger described in Item 4 below. As a result of the exchange offer and merger, the Reporting Person now owns 100% of the Issuer's common stock.

Item 4. Purpose of Transaction

Item 4 is deleted in its entirety and replaced with the following:

On October 5, 2003, the Reporting Person submitted a letter (the "Proposal Letter") to the independent members of the board of directors of the Issuer setting forth the Reporting Person's proposal to acquire all of the outstanding shares of Issuer's common stock not owned by the Reporting Person or its subsidiaries in exchange for 9.0 shares of the Reporting Person's Class A common stock, subject to customary conditions. On October 6, 2003, the Reporting Person issued a press release (the "October 6 Press Release"), publicly announcing the commencement of the tender offer. On November 4, 2003, the Reporting Person issued a press release announcing the extension of the expiration date of the offer from 5:00 p.m., New York time, on Tuesday, November 4, 2003, to 5:00 p.m., New York time, on Friday, November 7, 2003. On November 7, 2003, the Reporting Person issued a press release announcing the extension of the expiration date of the offer from 5:00 p.m., New York time, on Friday, November 7, 2003, to 5:00 p.m., New York time, on Friday, November 14, 2003.

On November 12, 2003, the Reporting Person issued a press release (the "November 12 Press Release") announcing that it has amended the terms of the exchange offer to acquire each of the outstanding shares of the Issuer's common stock not owned by the Reporting Person or its subsidiaries in exchange for 10.3 shares of the Reporting Person's Class A common stock. The amendment to the exchange offer also modifies certain conditions to the Reporting Person's obligation to acquire shares in the offer and extends the expiration date of the offer to December 18, 2003. The November 12 Press Release also sets forth other new terms of the exchange offer.

A copy of the Proposal Letter, the October 6 Press Release and the Schedule TO Tender Offer Statement of the Reporting Person's wholly-owned subsidiary, Europe Acquisition, Inc., filed with the Commission on October 6, 2003, were included as exhibits to the Amendment No. 4 to Schedule 13D filed by the Reporting Person on October 6, 2003. A copy of the November 12 Press Release and the Amendment No. 3 to Schedule TO Tender Offer Statement of Europe Acquisition, Inc., filed with the Commission on November 13, 2003, were included as exhibits to the Amendment No. 5 to Schedule 13D filed by the Reporting Person on November 14, 2003. The description of the exchange offer and merger is qualified in its entirety by reference to the November 12 Press Release and Schedule TO, as amended.

The exchange offer and withdrawal rights expired at 5:00 p.m., New York City time, on Thursday, December 18, 2003. Prior to the expiration of the exchange offer, stockholders of the Issuer tendered a total of 13,043,444 shares of the Issuer's common stock (including 818,167 shares subject to guaranteed delivery), all of which were accepted for exchange. Following the exchange offer, the Reporting Person and its affiliates owned approximately 92.7% of all the issued and outstanding shares of the Issuer's common stock. On December 18, 2003, the Reporting Person issued a press release (the "December 18 Press Release") announcing the final results of the exchange offer. A copy of the December 18 Press Release is incorporated herein by reference.

On December 19, 2003, the Reporting Person completed a short-form merger of the Issuer with one of the Reporting Person's wholly-owned subsidiaries. In the short-form merger, remaining stockholders of the Issuer received 10.3 shares of the Reporting Person's Class A common stock for each share of the Issuer's common stock. As a result of the exchange offer and merger, the Reporting Person now owns 100% of all the issued and outstanding shares of the Issuer's common stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following:

(a)
The Reporting Person beneficially owns 50,059,235 shares of the Issuer's common stock.

(b)
The Reporting Person has sole power to vote or to direct the vote of 50,059,235 shares of the Issuer's common stock and the sole power to dispose or to direct the disposition of said shares.

(c)
Except for the transactions described in Item 3 above, the Reporting Person has not executed any other transaction in any class of the Issuer's common stock during the past 60 days.

(d)
Not Applicable

(e)
Not Applicable

Item 7. Material to be Filed as Exhibits

1.
Press release of the Reporting Person, dated December 18, 2003, incorporated by reference from the Amendment No. 6 to the Schedule TO Tender Offer Statement of the Reporting Person's wholly-owned subsidiary, Europe Acquisition, Inc, with respect to the Issuer filed with the Commission on December 18, 2003.

CUSIP No. 90268P 10 2	13D	Page 4 of 4 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNITEDGLOBALCOM, INC.
Dated: December 22, 2003	By:	/s/ FREDERICK G. WESTERMAN, III Frederick G. Westerman, III Chief Financial Officer